July 27, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	DineEquity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 001-15283

Dear Mr. Krikorian:

This letter sets forth responses from DineEquity, Inc. (the “Company,” “we” or “us”) to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the letter, dated June 28, 2011, with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 4, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-15283) (the “Form 10-K”). For the convenience of the Staff, we have set forth below each of the Staff’s comments in bold type, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 1. Business, page 3

General

1.              Your business section should disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response

We currently do not engage in any company-sponsored research and development activities, determined in accordance with ASC 730-10-20, that meet the materiality standard of Item 101(c)(1)(xi) of Regulation S-K. In future filings, if material, we will disclose the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles.

Notes to the Consolidated Financial Statements

Note 3. Receivables, page 93

2.              Tell us whether your leases and notes receivables are within the scope of certain disclosure requirements listed in ASC 310-10-50. In this regard, please describe your consideration of those disclosure requirements. For example, tell us your consideration of the disclosure requirements outlined in ASC 310-10-50-7A and 27 to 30.

Response

Our franchise notes and lease receivables are within the scope of the disclosure requirements of ASC 310-10-50. As to ASC 310-10-50-7A, the amount of past due accounts was less than 1% of the total balance of franchise notes and lease receivables of $251.7 million as of December 31, 2010.

As to ASC 310-10-50-27 to 30, we added a paragraph to the Summary of Significant Accounting Policies on page 86 of our Form 10-K describing how we determine the allowance for credit losses.

The substantial majority of our franchise notes and lease receivables relate only to IHOP franchises developed under “Previous Business Model” as described on page 11 of our Form 10-K. We believe we have only one class of borrower with respect to these franchise notes and lease receivables – an IHOP franchisee who has met a standardized set of credit criteria – such that disclosure by class is not required.

Note 20. Income Taxes, page 132

3.              Please explain the nature of the “goodwill intangibles adjustment” shown in your table that reconciles the statutory federal income tax rate to your effective tax rate. We note that your goodwill balance did not change and your other intangible assets balance did not change significantly during the fiscal year ended 2010. Please advise.

Response

During 2010, we identified a $3.3 million deferred tax asset that had no future tax benefit. This asset had been recorded at Applebee’s International, Inc. (“Applebee’s”) prior to our November 2007 acquisition of Applebee’s. This asset related to Applebee’s historic amortizable tax goodwill related to previous Applebee’s asset acquisitions. As the amount was identified outside of the measurement period for the purchase price allocation, the Company recognized this charge through earnings in fiscal 2010.

Had this item been identified during the measurement period, the resulting impact would have been an increase to goodwill of $3.3 million and a corresponding increase to net deferred tax liabilities recognized in purchase price allocation. We assessed the materiality of this amount in reference to the financial statements of both the prior periods and the current period.

The reported balances as of December 31, 2007 for goodwill, deferred tax liabilities and total assets were $730.7 million, $504.9 million and $3.8 billion, respectively. We assessed $3.3 million as not material to those balances.

In our financial statements for the years ended December 31, 2008 and 2009, the reported balances of those accounts declined. The smallest balances in those periods were reported as of December 31, 2009, at which time the reported balances for goodwill, deferred tax liabilities and total assets were $697.4 million, $369.1 million and $3.1 billion, respectively. We assessed $3.3 million as not material to those accounts as of December 31, 2008 and 2009.

With respect to the financial statements issued for December 31, 2010, we made quantitative and qualitative assessments of materiality. Quantitatively, the $3.3 million charge recognized in earnings was significant with respect to reported loss before income taxes of $12.1 million. However, during fiscal 2010 we recognized $107.0 million of charges related to the refinancing of our indebtedness and the redemption of preferred stock. Absent those charges, net income before taxes would have been $94.7 million.

Qualitatively, we considered the impact on our cash from operations and adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we believe is useful in evaluating our results of operations in reference to compliance with certain of our debt covenants. The reversal of the $3.3 million deferred tax asset had no impact on cash from operations. Since the calculation of adjusted EBITDA does not include income taxes, the reversal of the $3.3 million deferred tax asset had no impact on adjusted EBITDA either. Based on these quantitative and qualitative considerations, we considered the $3.3 million charge as not material to our December 31, 2010 financial statements.

Note 23. Consolidating Financial Information, page 138

4.              Tell us how you are accounting for your Parent’s investment in its subsidiaries as presented in the Parent Column. In this regard, tell us how you considered the guidance in Rule 3-10(i)(3) of Regulation S-X. The parent company should present its investments in all subsidiaries based upon the parent’s proportionate share of the subsidiaries’ net assets (e.g., similar to presenting them on the equity method). Similar concerns apply to your balance sheets in Note 16 beginning on page 15 of your Form 10-Q for the quarterly period ended March 31, 2011.

Response

The Parent owns 100% of the net assets of all guarantor subsidiaries presented in the disclosure in Note 23 of our Form 10-K and Note 16 of our Form 10-Q. In reviewing intercompany activity that took place during 2010 we have now determined that certain intercompany dividends were not properly recorded and eliminated. As a result, the Parent’s investment in subsidiaries exceeded the net assets of those subsidiaries. However, it should be noted that this had no impact on the consolidated financial statements as reported in Form 10-K. The Parent’s investment in subsidiaries and related eliminations as reported in Note 23 of our Form 10-K will be corrected in future filings with the Commission.

Item 15. Exhibits and Financial Statement Schedules

(a)(3) Exhibits, page 152

5.              We are unable to locate the Master Land and Building Lease. Please tell us how you determined you are not required to file this agreement as an exhibit in answer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response

We do not believe that the Master Land and Building Lease is material in amount or significance. We believe that the Master Land and Building Lease is the type of agreement that ordinarily accompanies the business of operating restaurants.  In the aggregate, the lease expense associated with this transaction was approximately $30 million, roughly 3% of total restaurant operating expenses of $978 million for the fiscal year ended December 31, 2008, the year we entered into the Master Land and Building Lease. In addition, the Master Land and Building Lease related to 181 individual Applebee’s restaurants, approximately 5% of the Company’s 3,400 total restaurants combined or 9% of the 2,004 total Applebee’s restaurants. Based on the above, we concluded that  this lease was not material to the Company in amount or significance, and, as such, was not required to be included as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2008.  Currently, there are no Applebee’s restaurants subject to the Master Land and Building Lease, which terminated on May 3, 2011.

As requested by the Staff, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, comments or informational requests, please contact me at (818) 637-3628, or via e-mail at gregg.kalvin@dineequity.com.

Sincerely,

/s/ Greggory Kalvin
Greggory Kalvin
Senior Vice President, Corporate Controller